UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 9, 2019

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: October 9, 2019	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact:

ir@aseglobal.com Tel: +886.2.6636.5678 http://www.aseglobal.com

ASE Technology Holding Co., Ltd.

Announces Monthly Net Revenues*

Taipei, Taiwan, R.O.C., october 9, 2019 – ASE Technology Holding Co., Ltd. (NYSE: ASX, TAIEX: 3711, “ASEH” or the “Company”), announces its unaudited consolidated net revenues for September and 3rd quarter of 2019.

Consolidated net revenues (unaudited)

	Sep	Aug	Sep	Sequential	YoY
(NT$ Million)	2019	2019	2018	Change	Change
Net Revenues	41,142	40,039	39,276	+2.8%	+4.8%

	Sep	Aug	Sep	Sequential	YoY
(US$ Million)	2019	2019	2018	Change	Change
Net Revenues	1,320	1,279	1,279	+3.2%	+3.2%

	Q3	Q2	Q3	Sequential	YoY
(NT$ Million)	2019	2019	2018	Change	Change
Net Revenues	117,557	90,741	107,597	+29.6%	+9.3%

	Q3	Q2	Q3	Sequential	YoY
(US$ Million)	2019	2019	2018	Change	Change
Net Revenues	3,772	2,923	3,514	+29.0%	+7.3%

Net revenues for ATM assembly, testing and material business are as follows:

atm net revenues (unaudited)*

	Sep	Aug	Sep	Sequential	YoY
(NT$ Million)	2019	2019	2018	Change	Change
Net Revenues	23,349	22,884	21,786	+2.0%	+7.2%

	Sep	Aug	Sep	Sequential	YoY
(US$ Million)	2019	2019	2018	Change	Change
Net Revenues	749	731	709	+2.4%	+5.6%

	Q3	Q2	Q3	Sequential	YoY
(NT$ Million)	2019	2019	2018	Change	Change
Net Revenues	67,901	59,594	66,324	+13.9%	+2.4%

	Q3	Q2	Q3	Sequential	YoY
(US$ Million)	2019	2019	2018	Change	Change
Net Revenues	2,179	1,920	2,167	+13.5%	+0.5%

*The ATM results presented have been retrospectively adjusted to exclude a portion of the results related to manufacturing integrated circuits from an acquired subsidiary consolidated since May 2019.

**This press release is intended to comply with Taiwan regulatory requirements.

Safe Harbor Notice:

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2018 Annual Report on Form 20-F filed on April 26, 2019.